Exhibit 99.1

BROOKFIELD RENEWABLE COMMENCES PUBLIC OFFERING

HAMILTON, Bermuda, June 18, 2013 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) announced today that it has commenced a public offering of limited partnership units (“L.P. units”) in the United States.  Brookfield Renewable expects that, concurrent with any offering of L.P. units in the U.S., it will also offer L.P. units in Canada under a prospectus supplement to its base shelf prospectus.

Brookfield Renewable expects to offer 12,178,785 L.P. units in the offering.  Barclays Capital Inc., Deutsche Bank Securities Inc., CIBC World Markets Inc. and Scotia Capital Inc. are the joint book-running managers.  The offering is being co-managed by Citigroup Global Markets Inc., Credit Suisse Securities (Canada) Inc., HSBC Securities (USA) Inc., RBC Dominion Securities Inc. and TD Securities Inc. Brookfield Renewable has granted the underwriters an option to purchase up to 1,826,818 additional L.P. units to cover over-allotments, if any.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”) but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification of these securities under the securities laws of such state or jurisdiction. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America and the provinces and territories of Canada.

Copies of the preliminary prospectus relating to the proposed offering may be obtained from Brookfield Renewable Energy Partners, c/o Investor Relations, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, telephone (416) 359-1955; Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, New York 11717, telephone: (888) 603-5847, or by emailing Barclaysprospectus@broadridge.com; Deutsche Bank Securities Inc., Attention: Prospectus Department, 60 Wall Street, New York, New York 10005-2836, telephone: (800) 503-4611, or by emailing prospectus.cpdg@db.com; CIBC World Markets Corp., 425 Lexington Avenue, 5th Floor, New York, New York 10007, facsimile: (212) 667-6303, or by emailing useprospectus@us.cibc.com; or Scotia Capital Inc., 1 Liberty Plaza, 25th Floor, 165 Broadway, New York, New York 10006, telephone: (212) 225-6853. The registration statement may be accessed directly through the SEC website at www.sec.gov.

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Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 5,900 megawatts of installed capacity. Diversified across 70 river systems and 12 power markets in the United States, Canada and Brazil, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders.

Investor Contact:
Zev Korman
Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfield.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements and information within the meaning of Canadian securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the United States Private Securities Litigation Reform Act of 1995 concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “expects”, “look forward”, and “will bring”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this news release are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Annual Information Form and our Registration Statement on Form 20-F.